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SEC FILE NUMBER
8-67941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Automated Equity Finance Markets, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 10th Floor Suite 1020
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Paul Nigrelli	(212) 901-2228	~~Paul.Nigrelli@equi~~ paul.nigrelli@equilend.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Paul Nigrelli~~ PAUL NIGRELLI PN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Automated Equity Finance Markets, Inc, as of 12/31 2022, 2~~022~~, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[Signature] 02/27/23

ADRIANA STEVENS
Notary Public - State of New York
NO. 01ST6426287
Qualified in Kings County
My Commission Expires Dec 6, 2025

Notary Public

Signature: [Signature]

Title:
CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2022

AUTOMATED EQUITY FINANCE MARKETS, INC.

TABLE OF CONTENTS

Grant Thornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Automated Equity Finance Markets, Inc.

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the “Company”) as of December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company’s auditor since 2009.

New York, New York
February 28, 2023

Automated Equity Finance Markets, Inc.
Statement of Financial Condition
As of December 31, 2022

ASSETS		
Cash	$	774,794
Accounts receivable		218,616
Total assets	$	993,410
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to affiliates	$	21,940
Deferred revenue		10,262
Other liabilities		23,757
Total liabilities		55,959
STOCKHOLDER'S EQUITY		
Common stock - $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding		
Additional paid-in capital		73,511,573
Accumulated deficit		(72,574,122)
Total stockholder's equity		937,451
Total liabilities and stockholder's equity	$	993,410

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a registered Alternative Trading System and operates an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the marketplace include broker/dealers and prime brokers. The Company does not carry accounts on behalf of securities customers.

EquiLend Holdings LLC (the "Ultimate Parent") has developed a global platform for the automation and negotiation of securities financing transactions. Wholly owned subsidiaries of EquiLend Holdings LLC include EquiLend LLC, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited, DataLend LLC, EquiLend Clearing LLC (the "Parent") and Orbisa LLC.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash is held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations.

Accounts Receivable

Accounts receivables are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from subscriptions, transactions and user access fees. The Company has not placed a reserve for expected credit loss on its accounts receivable balance as it believes that expected losses to be immaterial.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of Statement of Financial Condition. Actual results could differ from those estimates.

3. ACCOUNTS RECEIVABLE

The Company's receivables arise from operating the alternative trading system for its members' activities. These receivables are collected through OCC and amounted to $143,425 at December 31, 2022. The remaining balance of $75,191 are due from clients at December 31, 2022.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2022, the Company's net capital was $718,835 which was $713,835 in excess of its required level and the Company was in compliance with all other capital ratio requirements.

5. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. The basis of the allocation is determined in accordance with the expense sharing agreement using an allocation of time spent on behalf of each company as the inputs in that formula.

6. INCOME TAXES

The Company files U.S. federal, state and local corporate income tax returns. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using enacted tax rates that will be in effect when such differences reverse. A valuation allowance is established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, *Income Taxes*. As of December 31, 2022, the Company had no uncertain tax positions that have a material impact on the financial statements for the year ended December 31, 2022 and any other open tax years. Generally, the Company is no longer subject to tax examinations by tax authorities for tax years ended prior to 2019.

The Company had net operating loss carryforwards at December 31, 2022 of approximately $1,596,000 for federal, state and local income tax purposes which may be available to offset future taxable income, if any. The Company's deferred tax assets at December 31, 2022 are approximately $1,027,000 primarily related to the net operating loss carryforward, intangibles and goodwill for

which the Company recorded a full valuation allowance as it is not more likely than not that the deferred tax asset will be realized. Certain amounts of the net operating loss carryforward will begin to expire in 2036.

7. CONCENTRATION OF CREDIT RISK

Three customers represented 27% of the accounts receivable at December 31, 2022.

8. RELATED PARTIES

Accounts receivable as of December 31, 2022 included $51,671 owed to the Company by members or affiliates of members of the Ultimate Parent.

Cash consists of $774,794 at one financial institution in multiple bank accounts with an affiliate of a member of the Ultimate Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of the operating costs to the Company. The Parent also allocated service fees to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. The Company has payable of $21,940 to the Parent for these services as of December 31, 2022.

9. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February 28, 2023 (the date the financial statements were issued). The Company has determined that there are no material events that would require disclosure in the Company's financial statements.